Press Release
 September 7, 2005

ÉLÉONORE PROJECT:
- PERSISTENCY OF HIGH GRADES AT DEPTH
- THE ROBERTO SYSTEM NOW TRACED LATERALLY OVER 1.5 Km
FALCONBRIDGE ABANDONS ITS OPTION ON COULON

Virginia Gold Mines Inc. (“Virginia”) is pleased to announce new developments concerning its exploration program currently in progress on the Éléonore property (100% Virginia), located in the Opinaca reservoir area, James Bay. In total, eight (8) new holes (ELE-05-124C to ELE-05-131 ) tested the Roberto mineralized system during this recent period.

Depth Extension
Recent drilling results confirmed once again the good continuity of the Roberto mineralized system at depth. The four holes testing the Roberto zone under level -550 m have all crosscut high-grade intersections, including 23.11 g/t Au / 3 m (ELE-05-126B), 15.75 g/t Au / 3.1 m (ELE-05-128B), 12.88 g/t Au / 4 m (ELE-05-131) and 24.96 g/t Au / 2 m (ELE-05-124C) (see main longitudinal). The Mid-Roberto zone was also intersected by two of these holes and yielded very good results: 6.86 g/t Au / 9 m (ELE-05-131) and 13.2 g/t Au / 1.75 m (ELE-05-126B). The Roberto Est zone also returned good results at depth, including 6.48 g/t Au / 3 m (ELE-05-131) and 7.16 g/t Au / 2.4 m (ELE-05-126B) (see main longitudinal).

Complementary assays of hole ELE-05-123 (previously published) brought out two new mineralized intersections: 15.92 g/t Au / 3 m, which now represents the Roberto zone, and 10.81 g/t Au / 2 m, which is included in the Mid-Roberto zone with the intersection of 9.91 g/t Au / 3.1 m previously announced.

These results are very encouraging as the Roberto mineralized system remains totally open at depth with persistent high-grade intersections.

North Extension
Drilling currently being carried out on the north shore of the Opinaca reservoir has prolonged the mineralized system by more than 150 m towards the northeast (surface plan) and allowed a better definition of its geometry. Two main mineralized zones are now distinguished and are interpreted as being the extensions of the Roberto Est and Zone à biotite zones. The Zone à biotite, containing previously announced intersections of 3.9 g/t Au / 9.25 m (ELR-05-51), 15.17 g/t Au / 6 m (ELR-05-52) and 19.94 g/t Au / 4.35 m (ELR-05-53), once again yielded good results with 24.63 g/t Au / 2.45 m in hole ELE-05-129B and 7.35 g/t Au / 2.6 m in hole ELE-05-130 (see north longitudinal). The Roberto Est zone was also intersected by drilling and shows a definite improvement at depth with an intersection of 7.12 g/t Au / 8.7 m (ELE-05-129B) to a vertical depth of 350 m (north longitudinal). The two zones remain completely open at depth and towards the northeast.

The area of the north shore of the reservoir also presents a more-brittle-type mineralization in the form of a network of many metric quartz veins with frequent visible gold. These veins, developed in the periphery of the two main zones yielded many new high-grade intersections including 28.4 g/t Au / 1m, 13.14 g/t Au / 1.25 m and 74.2 g/t Au / 1.3 m (ELE-05-129B) as well as 11.76 g/t Au / 1 m and 18.83 g/t Au / 0.9 m (ELR-05-51). Results including 94.11 g/t Au / 1 m (ELR-05-51), 22.26 g/t Au / 0.95 m, 43.84 g/t Au / 1.8 m and 24.72 g/t Au / 1 m (ELR-05-53) were already obtained in this system of veins (press release of August 10, 2005). For the time being the geometry and the true extent of this network of veins are not well defined but these veins nevertheless represent a very interesting additional target because of their high-grade content.

These results are very encouraging as the Roberto system is now traced over more than 1.5 km laterally and to a vertical depth of more than 630 m and remains totally open in all directions. The system shows a very good continuity at depth and its north extension (recently discovered) yielded several high-grade drill intersections. Throughout the fall Virginia will continue the evaluation of the Roberto system with an extensive drilling program (three drills) and mechanical stripping.

Work is carried out by the personnel of Services Techniques Geonordic Inc., under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch sample sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. For each significant mineralized intersection, 10% of the samples (1 to 2 per intersection) are quarter split and the core is sent to a second certified laboratory. Furthermore, each pulp from the quarter split is returned to the first laboratory for a second gold analysis in order to cross check the analytical reproducibility.

Falconbridge abandons its option on Coulon
Falconbridge Limited informed Virginia of its decision to withdraw from the agreement signed on June 15, 2004 by its predecessor Noranda Inc., which granted Falconbridge the option to acquire a 50% interest in the Coulon property. Since the beginning of the agreement, Falconbridge has spent nearly $ 1.8 million in exploration work on the property. During the winter 2005 program, five (5) holes were drilled in the Dom zone and the best intersections come from holes CN05-26 and CN05-36 that returned 10.59% Zn, 1.76% Cu, 30 g/t Ag / 2.2 m and 4.82% Zn, 0.14% Cu, 59 g/t Ag / 1.5 m respectively. Virginia now owns 100% interest in the property as a result of Falconbridge’s withdrawal.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with working capital of over $35 million, debt free, and with approximately 45 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For additional information, please contact:

André Gaumond, President
Paul Archer, V.P. Exploration (QP)
Amélie Laliberté, Investor Relations
Tel.:(800) 476-1853 – (418) 694-9832
Fax: (418) 694-9120
Email: mines@virginia.qc.ca
Web : www.virginia.qc.ca